Filed by HEARx Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Helix Hearing Care of America Corp.
Registration Statement 333-73022

On July 8, 2002, HEARx issued the following press release:

Company Contacts:	The Investor Relations Company:
Paul A. Brown, M.D.	Karl Plath or
HearUSA, Inc.	Brien Gately
(561) 478-8770 Ext. 123	(847) 296-4200

Steve Forget
Helix Hearing Care of America Corporation
(514) 353-0001

HEARx Ltd. Changes Name To HearUSA, Inc.

WEST PALM BEACH, Fla., JULY 8, 2002—HEARx Ltd. (AMEX: EAR) today announced that it has changed its name to HearUSA, Inc. in contemplation of the completion of its combination with Helix Hearing Care of America Corporation (TSE: HCA). The companies are awaiting final regulatory and stock exchange approvals for the transaction. The companies expect to receive final approvals this week. HearUSA, Inc. will continue to trade on the American Stock Exchange under the symbol “EAR.”

About HearUSA
HearUSA, Inc. (formerly HEARx Ltd.) provides hearing care to patients whose health insurance and managed care organizations have contracted with HearUSA for such care and to retail “self-pay” patients in the $2.5 billion field of hearing services. Seventy-nine centers are currently located in California, Florida, New York and New Jersey.

About Helix
Helix, through its primary operating subsidiaries, owns or manages 128 hearing healthcare clinics located in Massachusetts, Pennsylvania, New York, Ohio, Michigan, Wisconsin, Minnesota, Missouri and Washington, as well as in the Provinces of Ontario and Quebec, Canada. Also, through its Hear USA Advantage Network and its recent acquisition of Auxiliary Health Benefits Corporation, doing business as National Ear Care Plan, Helix has access to more than 2000 affiliated provider members.

This press release contains forward-looking statements that involve risks and uncertainties. Actual events could differ materially from those stated herein and depend on a number of risks and uncertainties, including the company’s ability to obtain the necessary regulatory and stock exchange approvals to consummate the combination with Helix.

On May 24, 2002, HEARx filed a Form S-4/A containing a joint proxy statement/prospectus with the U.S. Securities and Exchange Commission concerning the combination with Helix. Investors and security holders are urged to read the joint proxy statement/prospectus filed with the SEC on May 24, 2002 and other relevant documents carefully when they are made available. These documents will contain important information about the transaction and related matters. The definitive joint proxy statement/prospectus was sent to stockholders of HEARx and Helix commencing on or about May 29, 2002. Investors and security holders can obtain free copies of these documents through the SEC website at www.sec.gov and the SEDAR website at www.sedar.com or from the companies by directing requests to:

HearUSA:	1250 Northpoint Parkway	Helix:	7100 Jean-Talon East – Suite 610
	West Palm Beach, Florida 33407		Montreal, Quebec, H1M 3S3
	Attention: Corporate Secretary		Attention: Corporate Secretary